Exhibit 99.1

Second Quarter 2023 Earnings Release

Scotiabank reports second quarter results

All amounts are in Canadian dollars and are based on our unaudited Interim Condensed Consolidated Financial Statements for the quarter ended April 30, 2023 and related notes prepared in accordance with International Financial Reporting Standards (IFRS), unless otherwise noted. Our complete Second Quarter 2023 Report to Shareholders, including our unaudited interim financial statements for the period ended April 30, 2023, can also be found on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov. Supplementary Financial Information is also available, together with the Second Quarter 2023 Report to Shareholders on the Investor Relations page at www.scotiabank.com

Second Quarter 2023 Highlights on a Reported Basis	Second Quarter 2023 Highlights on an Adjusted Basis(1)
(versus Q2, 2022)	(versus Q2, 2022)

• Net income of $2,159 million, compared to $2,747 million	• Net income of $2,174 million, compared to $2,765 million

• Earnings per share (diluted) of $1.69, compared to $2.16	• Earnings per share (diluted) of $1.70, compared to $2.18

• Return on equity(2) of 12.3%, compared to 16.2%	• Return on equity of 12.4%, compared to 16.4%

TORONTO, May 24, 2023 – Scotiabank reported second quarter net income of $2,159 million compared to $2,747 million in the same period last year. Diluted earnings per share (“EPS”) were $1.69, compared to $2.16 in the same period a year ago.

Adjusted net income(1) for the second quarter was $2,174 million and EPS was $1.70, down from $2.18 last year. Adjusted return on equity was 12.4% compared to 16.4% a year ago.

The Bank reported a strengthened Common Equity Tier 1 (“CET1”) capital ratio(3) of 12.3% and announced a quarterly dividend increase of 3 cents to $1.06 per share. The Bank also made progress in building its liquidity position with double digit year-over-year customer deposit growth, which outpaced loan growth in the quarter. The Liquidity Coverage Ratio (“LCR”)(4) was a healthy 131% at quarter end, up from 122% in the prior period.

“I am pleased with the Bank’s stable operational performance in the quarter and encouraged that our strong capital and liquidity profile positioned us well to manage through the current environment of heightened macroeconomic uncertainty.” said Scott Thomson, President and CEO of Scotiabank. “We are committed to delivering long-term profitable and sustainable growth through a focus on customers, capital discipline and operational excellence.”

Canadian Banking delivered adjusted earnings(1) of $1,061 million this quarter, impacted by normalization in provision for credit losses. Pre-tax pre-provision earnings(5) increased due to strong revenue growth and net interest margin expansion of eight basis points.

International Banking generated adjusted earnings(1) of $673 million, affected by higher provision for credit losses. Pre-tax pre-provision earnings(5) increased year-over-year as a result of strong loan growth and net interest margin expansion of 16 basis points, partly offset by higher non-interest expenses.

Global Wealth Management adjusted earnings(1) were $362 million. Challenging market conditions continue to impact fee income growth in Canada, partly offset by strong growth across our international businesses and continued prudent expense management.

Global Banking and Markets generated earnings of $401 million. The results reflect strong loan and deposit growth, and were impacted by challenging market conditions and higher performing loan provisions.

(1) Refer to Non-GAAP Measures section starting on page 6.

(2) Refer to page 54 of the Management’s Discussion & Analysis in the Bank’s Second Quarter 2023 Report to Shareholders, available on www.sedar.com, for an explanation of the composition of the measure. Such explanation is incorporated by reference hereto.

(3) This measure has been disclosed in this document in accordance with OSFI Guideline – Capital Adequacy Requirements (February 2023).

(4) This measure has been disclosed in this document in accordance with OSFI Guideline – Public Disclosure Requirements for Domestic Systemically Important Banks on Liquidity Coverage Ratio (April 2015).

(5) Pre-tax, pre-provision (PTPP) earnings are calculated as revenue net of non-interest expenses. This is a non-GAAP measure. PTPP earnings do not have a standardized meaning under GAAP and may not be comparable to similar measures disclosed by other financial institutions. The Bank uses PTPP earnings to assess its ability to generate earnings growth excluding the impact of credit losses and income taxes. The Bank believes that certain non-GAAP measures provide readers with a better understanding of how management assesses performance.

Scotiabank Second Quarter Press Release 2023 1

Financial Highlights

Reported Results	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
(Unaudited)($ millions)	2023	2023	2022	2023	2022
Net interest income	$4,466	$4,569	$4,473	$9,035	$8,817
Non-interest income	3,463	3,411	3,469	6,874	7,174

Total revenue	7,929	7,980	7,942	15,909	15,991
Provision for credit losses	709	638	219	1,347	441
Non-interest expenses	4,576	4,464	4,159	9,040	8,382
Income tax expense	485	1,106	817	1,591	1,681

Net income	$2,159	$1,772	$2,747	$3,931	$5,487

Net income attributable to non-controlling interests in subsidiaries	26	40	78	66	166

Net income attributable to equity holders of the Bank	$2,133	$1,732	$2,669	$3,865	$5,321
Preferred shareholders and other equity instrument holders	104	101	74	205	118
Common shareholders	$2,029	$1,631	$2,595	$3,660	$5,203

Earnings per common share (in dollars)
Basic	$1.70	$1.37	$2.16	$3.07	$4.32
Diluted	$1.69	$1.36	$2.16	$3.04	$4.30

Business Segment Review

Canadian Banking

Q2 2023 vs Q2 2022

Net income attributable to equity holders was $1,060 million, compared to $1,179 million. Adjusted net income attributable to equity holders was $1,061 million, down $122 million or 10%. The decline was due primarily to higher provision for credit losses and non-interest expenses, partly offset by higher revenue.

Q2 2023 vs Q1 2023

Net income attributable to equity holders and adjusted net income attributable to equity holders declined $27 million. The decline was due to lower revenue and higher non-interest expenses.

Year-to-date Q2 2023 vs Year-to-date Q2 2022

Net income attributable to equity holders was $2,147 million, compared to $2,380 million. Adjusted net income attributable to equity holders was $2,149 million, down $239 million or 10%. The decline was due primarily to higher provision for credit losses and non-interest expenses, partly offset by higher revenue.

International Banking

Q2 2023 vs Q2 2022

Net income attributable to equity holders was $642 million, an increase of 6% from $605 million. Adjusted net income attributable to equity holders was $650 million, an increase of $37 million or 6%. The increase was driven by higher revenues and the positive impact of foreign currency translation, partly offset by higher non-interest expenses and provision for credit losses.

Q2 2023 vs Q1 2023

Net income attributable to equity holders decreased by $12 million or 2%. The decrease was due primarily to lower non-interest income, higher non-interest expenses and provision for credit losses, partly offset by higher net interest income and the positive impact of foreign currency translation.

Year-to-date Q2 2023 vs Year-to-date Q2 2022

Net income attributable to equity holders was $1,296 million, an increase of 13% from $1,150 million. Adjusted net income attributable to equity holders was $1,311 million, an increase of $146 million or 13%. The increase was driven by higher net interest income and non-interest income, and lower provision for income taxes, partly offset by higher non-interest expenses and provision for credit losses.

2 Scotiabank Second Quarter Press Release 2023

Financial Performance on a Constant Dollar Basis

The discussion below on the results of operations is on a constant dollar basis. Under the constant dollar basis, prior period amounts are recalculated using current period average foreign currency rates, which is a non-GAAP financial measure (refer to Non-GAAP Measures starting on page 6). The Bank believes that constant dollar is useful for readers in assessing ongoing business performance without the impact of foreign currency translation and is used by management to assess the performance of the business segment.

Q2 2023 vs Q2 2022

Net income attributable to equity holders was $642 million, in line with the prior year. Adjusted net income attributable to equity holders was $650 million, in line with the prior year, driven by higher revenues and lower provision for income taxes, offset by higher provision for credit losses and non-interest expenses.

Q2 2023 vs Q1 2023

Net income attributable to equity holders decreased by $47 million or 7%. The decrease was due primarily to lower non-interest income, and higher provision for credit losses and provision for income taxes, partly offset by higher net interest income and lower non-interest expenses.

Year-to-date Q2 2023 vs Year-to-date Q2 2022

Net income attributable to equity holders was $1,296 million, an increase of 9% from $1,189 million. Adjusted net income attributable to equity holders was $1,311 million, an increase of $107 million or 9%. The increase was driven by higher revenues and lower provision for income taxes, partly offset by higher provision for credit losses and non-interest expenses.

Global Wealth Management

Q2 2023 vs Q2 2022

Net income attributable to equity holders was $353 million, compared to $407 million. Adjusted net income attributable to equity holders was $359 million, down $54 million or 13%. The decline was due primarily to lower mutual fund fees and brokerage revenues, partly offset by higher net interest income.

Q2 2023 vs Q1 2023

Net income attributable to equity holders decreased $32 million or 8%. Adjusted net income attributable to equity holders decreased $33 million or 8%, due primarily to lower fee revenue and net interest income, and higher non-interest expenses.

Year-to-date Q2 2023 vs Year-to-date Q2 2022

Net income attributable to equity holders was $738 million, compared to $819 million. Adjusted net income attributable to equity holders was $751 million, down $81 million or 10%. The decline was due primarily to lower fee income, partly offset by higher net interest income and lower non-interest expenses.

Global Banking and Markets

Q2 2023 vs Q2 2022

Net income attributable to equity holders was $401 million, a decrease of $87 million or 18%, due mainly to higher provision for credit losses and non-interest expenses, partly offset by higher revenue and the positive impact of foreign currency translation.

Q2 2023 vs Q1 2023

Net income attributable to equity holders decreased by $118 million or 23% due to higher provision for credit losses and lower revenue, partly offset by lower non-interest expenses.

Year-to-date Q2 2023 vs Year-to-date Q2 2022

Net income attributable to equity holders was $920 million, a decrease of $129 million or 12% due to higher provision for credit losses and non-interest expenses, partly offset by higher revenue and the positive impact of foreign currency translation.

Other

Q2 2023 vs Q2 2022

Net income attributable to equity holders was a net loss of $323 million, compared to a $10 million net loss in the prior year. The decrease of $313 million was due mainly to lower revenues of $621 million, partly offset by lower expenses and taxes. Lower revenue due primarily to higher funding costs and lower income from hedges, was partly offset by higher income from liquid assets and investment gains.

Scotiabank Second Quarter Press Release 2023 3

Q2 2023 vs Q1 2023

Net income attributable to equity holders increased $590 million, due mainly to the recognition of the CRD of $579 million in the prior quarter. On an adjusted basis, net income attributable to equity holders increased $11 million, due mainly to higher revenues, partly offset by higher non-interest expenses and provision for income taxes. The higher revenue is due primarily to treasury activities related to higher income from liquid assets and income from hedges, which were partly offset by higher term funding costs. Also contributing were higher investment gains and income from associated corporations this period.

Year-to-date Q2 2023 vs Year-to-date Q2 2022

Net income attributable to equity holders was a net loss of $1,236 million compared to net income of $77 million. Adjusted net income attributable to equity holders was a net loss of $657 million, a decrease of $580 million, due mainly to lower revenues of $1,284 million, partly offset by lower taxes and lower non-interest expenses. The lower revenue is due primarily to treasury activities related to higher funding costs and lower income from hedges, which were partly offset by higher income from liquid assets. Also contributing to the lower revenue was lower income from associated corporations.

Credit risk

Provision for credit losses

Q2 2023 vs Q2 2022

The provision for credit losses was $709 million, compared to $219 million, an increase of $490 million. The provision for credit losses ratio increased 24 basis points to 37 basis points.

The provision for credit losses on performing loans was $88 million, compared to a net reversal of $187 million. The provision this period was driven primarily by the less favourable macroeconomic outlook, impacting mainly the corporate and commercial portfolios, as well as higher retail provisions due to challenging market conditions in Chile and Colombia driven by higher inflation. This was partly offset by reversals in Canada, including credit migration to impaired.

The provision for credit losses on impaired loans was $621 million, compared to $406 million, an increase of $215 million or 53%, due primarily to higher formations in the retail portfolios in Canadian and International Banking. The provision for credit losses ratio on impaired loans was 33 basis points, an increase of nine basis points.

Q2 2023 vs Q1 2023

The provision for credit losses was $709 million, compared to $638 million, an increase of $71 million or 11%. The provision for credit losses ratio increased four basis points to 37 basis points.

The provision for credit losses on performing loans was $88 million, compared to $76 million, an increase of $12 million from the continued unfavourable macroeconomic outlook, impacting mainly the corporate and commercial portfolios, as well as higher retail provisions due to challenging market conditions in Colombia and Chile driven by higher inflation. This was partly offset by reversals in Canada, including credit migration to impaired.

The provision for credit losses on impaired loans was $621 million, compared to $562 million, an increase of $59 million or 10% due primarily to higher formations in the retail portfolios in Canadian and International Banking. The provision for credit losses ratio on impaired loans was 33 basis points, an increase of four basis points.

Year-to-date Q2 2023 vs Year-to-date Q2 2022

The provision for credit losses was $1,347 million, compared to $441 million, an increase of $906 million. The provision for credit losses ratio increased 22 basis points to 35 basis points.

Provision for credit losses on performing loans was $164 million, compared to a net reversal of $370 million. The provision this period was driven by higher retail provisions due to challenging market conditions in Colombia and Chile from higher inflation, portfolio growth across markets primarily in retail, and a less favourable macroeconomic outlook primarily impacting commercial and corporate portfolios.

Provision for credit losses on impaired loans was $1,183 million compared to $811 million, an increase of $372 million or 46% due primarily to higher formations in the retail portfolios in Canadian and International Banking. The provision for credit losses ratio on impaired loans increased seven basis points to 31 basis points.

Allowance for credit losses

The total allowance for credit losses as at April 30, 2023 was $5,931 million compared to $5,668 million last quarter. The allowance for credit losses ratio was 75 basis points, an increase of three basis points. The allowance for credit losses on loans was $5,736 million, up $223 million from the prior quarter. The increase was due primarily to the impact of foreign currency translation in the International Banking portfolios, as well as the impact of the continued unfavourable macroeconomic outlook primarily impacting the corporate and commercial portfolios, and higher provisions in International retail portfolios.

4 Scotiabank Second Quarter Press Release 2023

The allowance against performing loans was higher at $3,985 million compared to $3,859 million as at January 31, 2023. The allowance for performing loans ratio was 52 basis points, an increase of one basis point. The increase was due primarily to the impact of foreign currency translation in the International Banking portfolios, continued unfavourable macroeconomic outlook for the corporate and commercial portfolio and higher retail provisions in Chile and Colombia.

The allowance on impaired loans increased to $1,751 million from $1,654 million last quarter. The allowance for impaired loans ratio was 23 basis points, an increase of two basis points from the prior quarter. The increase was due primarily to higher retail provisions.

Impaired loans

Gross impaired loans increased to $5,305 million as at April 30, 2023, from $5,104 million last quarter. The increase was due primarily to the impact of foreign currency translation in International Banking, and net formations in retail portfolios. The gross impaired loan ratio was 67 basis points, an increase of two basis points from last quarter.

Net impaired loans in Canadian Banking were $724 million, an increase of $57 million from last quarter, due primarily to higher retail formations. International Banking’s net impaired loans were $2,715 million, an increase of $65 million from last quarter, due primarily to the impact of foreign currency translation and net formations in the retail portfolio. In Global Banking and Markets, net impaired loans were $100 million, a decrease of $20 million from last quarter, due to recoveries and lower formations. In Global Wealth Management, net impaired loans were $15 million, an increase of $2 million from last quarter. Net impaired loans as a percentage of loans and acceptances were 0.45%, an increase of one basis point from 0.44% last quarter.

Capital Ratios

The Bank’s Common Equity Tier 1 (CET1) capital ratio(1) was 12.3% as at April 30, 2023, an increase of approximately 80 basis points from the prior quarter. The ratio benefited from the adoption of OSFI’s revised Basel III requirements, internal capital generation, net share issuances from the Bank’s Shareholder Dividend and Share Purchase Plan and gains from the revaluation of FVOCI securities.

The Bank’s Tier 1 capital ratio(1) was 14.1% as at April 30, 2023, an increase of approximately 90 basis points from the prior quarter, due primarily to the above noted impacts to the CET1 ratio.

The Bank’s Total capital ratio(1) was 16.2% as at April 30, 2023, an increase of approximately 100 basis points from the prior quarter, mainly due to the above noted impacts to the Tier 1 capital ratio.

The Leverage ratio(2) was 4.2% as at April 30, 2023 approximately in line with the prior quarter, as OSFI’s reversal of its temporary exclusion of central bank reserves within its leverage exposures measure was partly offset by lower off balance sheet leverage exposures.

The Total loss absorbing capacity (TLAC) ratio(3) was 28.3% as at April 30, 2023, an increase of approximately 40 basis points from the prior quarter, mainly from the above noted impacts to the Total capital ratio.

The TLAC Leverage ratio(3) was 8.4%, a decrease of approximately 50 basis points, due primarily to OSFI’s reversal of its temporary exclusion of central bank reserves within its leverage exposure measure.

As at April 30, 2023, the CET1, Tier 1, Total capital, Leverage, TLAC and TLAC Leverage ratios were well above OSFI’s minimum capital ratios.

(1)	This measure has been disclosed in this document in accordance with OSFI Guideline – Capital Adequacy Requirements (February 2023).

(2)	This measure has been disclosed in this document in accordance with OSFI Guideline – Leverage Requirements (February 2023).

(3)	This measure has been disclosed in this document in accordance with OSFI Guideline – Total Loss Absorbing Capacity (September 2018).

Scotiabank Second Quarter Press Release 2023 5

Non-GAAP Measures

The Bank uses a number of financial measures to assess its performance, as well as the performance of its operating segments. Some of these financial measures are presented on a non-GAAP basis and are not calculated in accordance with Generally Accepted Accounting Principles (GAAP), which are based on International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), are not defined by GAAP and do not have standardized meanings and therefore might not be comparable to similar financial measures disclosed by other issuers. The Bank believes that non-GAAP measures are useful as they provide readers with a better understanding of how management assesses performance. These non-GAAP measures are used throughout this press release and defined below.

Adjusted results and diluted earnings per share

The following tables present a reconciliation of GAAP reported financial results to non-GAAP adjusted financial results. Management considers both reported and adjusted results and measures useful in assessing underlying ongoing business performance. Adjusted results and measures remove certain specified items from revenue, non-interest expenses, income taxes and non-controlling interest. Presenting results on both a reported basis and adjusted basis allows readers to assess the impact of certain items on results for the periods presented, and to better assess results and trends excluding those items that may not be reflective of ongoing business performance. Net income and diluted earnings per share have been adjusted for the following:

Adjustments impacting current and prior periods:

Amortization of acquisition-related intangible assets: These costs relate to the amortization of intangibles recognized upon the acquisition of businesses, excluding software, and are recorded in the Canadian Banking, International Banking and Global Wealth Management operating segments.

Canada Recovery Dividend, recorded in Q1, 2023: In Q1 2023, the Bank recognized an additional income tax expense of $579 million reflecting the present value of the amount payable for the Canada Recovery Dividend (CRD). The CRD is a Canadian federal tax measure which requires the Bank to pay a one-time tax of 15% on taxable income in excess of $1 billion, based on the average taxable income for the 2020 and 2021 taxation years. The CRD is payable in equal amounts over five years; however, the present value of these payments must be recognized as a liability in the quarter enacted. The charge was recorded in the Other operating segment.

6 Scotiabank Second Quarter Press Release 2023

Reconciliation of reported and adjusted results and diluted earnings per share

	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
($ millions)	2023	2023	2022	2023	2022
Reported Results
Net interest income	$4,466	$4,569	$4,473	$9,035	$8,817
Non-interest income	3,463	3,411	3,469	6,874	7,174

Total Revenue	7,929	7,980	7,942	15,909	15,991
Provision for credit losses	709	638	219	1,347	441
Non-interest expenses	4,576	4,464	4,159	9,040	8,382

Income before taxes	2,644	2,878	3,564	5,522	7,168
Income tax expense	485	1,106	817	1,591	1,681

Net income	$2,159	$1,772	$2,747	$3,931	$5,487
Net income attributable to non-controlling interests in subsidiaries (NCI)	26	40	78	66	166

Net income attributable to equity holders	2,133	1,732	2,669	3,865	5,321
Net income attributable to preferred shareholders and other equity instrument holders	104	101	74	205	118

Net income attributable to common shareholders	$2,029	$1,631	$2,595	$3,660	$5,203

Diluted earnings per share (in dollars)	$1.69	$1.36	$2.16	$3.04	$4.30
Weighted average number of diluted common shares outstanding (millions)	1,197	1,199	1,201	1,199	1,225

Adjustments
Adjusting items impacting non-interest expenses (Pre-tax)
Amortization of acquisition-related intangible assets	$21	$21	$24	$42	$49

Total non-interest expense adjusting items (Pre-tax)	21	21	24	42	49

Total impact of adjusting items on net income before taxes	21	21	24	42	49
Impact of adjusting items on income tax expense
Canada recovery dividend	-	579	-	579	-
Amortization of acquisition-related intangible assets	(6)	(6)	(6)	(12)	(13)

Total impact of adjusting items on income tax expense	(6)	573	(6)	567	(13)

Total impact of adjusting items on net income	$15	$594	$18	$609	$36
Impact of adjusting items on NCI	-	-	-	-	-

Total impact of adjusting items on net income attributable to equity holders and common shareholders	$15	$594	$18	$609	$36

Adjusted Results
Net interest income	$4,466	$4,569	$4,473	$9,035	$8,817
Non-interest income	3,463	3,411	3,469	6,874	7,174

Total revenue	7,929	7,980	7,942	15,909	15,991
Provision for credit losses	709	638	219	1,347	441
Non-interest expenses	4,555	4,443	4,135	8,998	8,333

Income before taxes	2,665	2,899	3,588	5,564	7,217
Income tax expense	491	533	823	1,024	1,694

Net income	$2,174	$2,366	$2,765	$4,540	$5,523
Net income attributable to NCI	26	40	78	66	166

Net income attributable to equity holders	2,148	2,326	2,687	4,474	5,357
Net income attributable to preferred shareholders and other equity instrument holders	104	101	74	205	118

Net income attributable to common shareholders	$2,044	$2,225	$2,613	$4,269	$5,239

Diluted earnings per share (in dollars)	$1.70	$1.85	$2.18	$3.55	$4.33
Impact of adjustments on diluted earnings per share (in dollars)	$0.01	$0.49	$0.02	$0.51	$0.03
Weighted average number of diluted common shares outstanding (millions)	1,197	1,210	1,201	1,199	1,225

Scotiabank Second Quarter Press Release 2023 7

Reconciliation of reported and adjusted results by business line

	For the three months ended April 30, 2023(1)

($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other	Total
Reported net income (loss)	$1,060	$665	$356	$401	$(323)	$2,159
Net income attributable to non-controlling interests in subsidiaries (NCI)	-	23	3	-	-	26

Reported net income attributable to equity holders	1,060	642	353	401	(323)	2,133
Reported net income attributable to preferred shareholders and other equity instrument holders	1	1	1	1	100	104

Reported net income attributable to common shareholders	$1,059	$641	$352	$400	$(423)	$2,029

Adjustments
Adjusting items impacting non-interest expenses (Pre-tax)
Amortization of acquisition-related intangible assets	1	11	9	-	-	21

Total non-interest expenses adjustments (Pre-tax)	1	11	9	-	-	21

Total impact of adjusting items on net income before taxes	1	11	9	-	-	21
Impact of adjusting items on income tax expense	-	(3)	(3)	-	-	(6)

Total impact of adjusting items on net income	1	8	6	-	-	15

Total impact of adjusting items on net income attributable to equity holders and common shareholders	1	8	6	-	-	15

Adjusted net income (loss)	$1,061	$673	$362	$401	$(323)	$2,174

Adjusted net income attributable to equity holders	$1,061	$650	$359	$401	$(323)	$2,148

Adjusted net income attributable to common shareholders	$1,060	$649	$358	$400	$(423)	$2,044

(1) Refer to Business Segment Review section of the Bank’s Q2, 2023 Quarterly Report to Shareholders.
	For the three months ended January 31, 2023(1)

($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other	Total
Reported net income (loss)	$1,087	$692	$387	$519	$(913)	$1,772
Net income attributable to non-controlling interests in subsidiaries (NCI)	-	38	2	-	-	40

Reported net income attributable to equity holders	1,087	654	385	519	(913)	1,732
Reported net income attributable to preferred shareholders and other equity instrument holders	1	1	-	1	98	101

Reported net income attributable to common shareholders	$1,086	$653	$385	$518	$(1,011)	$1,631

Adjustments
Adjusting items impacting non-interest expenses (Pre-tax)
Amortization of acquisition-related intangible assets	2	10	9	-	-	21

Total non-interest expenses adjustments (Pre-tax)	2	10	9	-	-	21

Total impact of adjusting items on net income before taxes	2	10	9	-	-	21
Impact of adjusting items on income tax expense
Canada recovery dividend	-	-	-	-	579	579
Impact of other adjusting items on income tax expense	(1)	(3)	(2)	-	-	(6)

Total impact of adjusting items on income tax expense	(1)	(3)	(2)	-	579	573

Total impact of adjusting items on net income	1	7	7	-	579	594

Total impact of adjusting items on net income attributable to equity holders and common shareholders	1	7	7	-	579	594

Adjusted net income (loss)	$1,088	$699	$394	$519	$(334)	$2,366

Adjusted net income attributable to equity holders	$1,088	$661	$392	$519	$(334)	$2,326

Adjusted net income attributable to common shareholders	$1,087	$660	$392	$518	$(432)	$2,225

(1) Refer to Business Segment Review section of the Bank’s Q2, 2023 Quarterly Report to Shareholders.

8 Scotiabank Second Quarter Press Release 2023

Reconciliation of reported and adjusted results by business line

	For the three months ended April 30, 2022(1)

($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other	Total
Reported net income (loss)	$1,179	$681	$409	$488	$(10)	$2,747
Net income attributable to non-controlling interests in subsidiaries (NCI)	-	76	2	-	-	78

Reported net income attributable to equity holders	1,179	605	407	488	(10)	2,669
Reported net income attributable to preferred shareholders and other equity instrument holders	1	2	-	1	70	74

Reported net income attributable to common shareholders	$1,178	$603	$407	$487	$(80)	$2,595

Adjustments
Adjusting items impacting non-interest expenses (Pre-tax)
Amortization of acquisition-related intangible assets	5	10	9	-	-	24

Total non-interest expenses adjustments (Pre-tax)	5	10	9	-	-	24

Total impact of adjusting items on net income before taxes	5	10	9	-	-	24
Impact of adjusting items on income tax expense	(1)	(2)	(3)	-	-	(6)

Total impact of adjusting items on net income	4	8	6	-	-	18

Total impact of adjusting items on net income attributable to equity holders and common shareholders	4	8	6	-	-	18

Adjusted net income (loss)	$1,183	$689	$415	$488	$(10)	$2,765

Adjusted net income attributable to equity holders	$1,183	$613	$413	$488	$(10)	$2,687

Adjusted net income attributable to common shareholders	$1,182	$611	$413	$487	$(80)	$2,613

(1) Refer to Business Segment Review section of the Bank’s Q2, 2023 Quarterly Report to Shareholders.
	For the six months ended April 30, 2023(1)

($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other	Total
Reported net income (loss)	$2,147	$1,357	$743	$920	$(1,236)	$3,931
Net income attributable to non-controlling interests in subsidiaries (NCI)	-	61	5	-	-	66

Reported net income attributable to equity holders	2,147	1,296	738	920	(1,236)	3,865
Reported net income attributable to preferred shareholders and other equity instrument holders	2	2	1	2	198	205

Reported net income attributable to common shareholders	$2,145	$1,294	$737	$918	$(1,434)	$3,660

Adjustments
Adjusting items impacting non-interest expenses (Pre-tax)
Amortization of acquisition-related intangible assets	3	21	18	-	-	42

Total non-interest expenses adjustments (Pre-tax)	3	21	18	-	-	42

Total impact of adjusting items on net income before taxes	3	21	18	-	-	42
Impact of adjusting items on income tax expense
Canada recovery dividend	-	-	-	-	579	579
Impact of other adjusting items on income tax expense	(1)	(6)	(5)	-	-	(12)

Total impact of adjusting items on income tax expense	(1)	(6)	(5)	-	579	567

Total impact of adjusting items on net income	2	15	13	-	579	609

Total impact of adjusting items on net income attributable to equity holders and common shareholders	2	15	13	-	579	609

Adjusted net income (loss)	$2,149	$1,372	$756	$920	$(657)	$4,540

Adjusted net income attributable to equity holders	$2,149	$1,311	$751	$920	$(657)	$4,474

Adjusted net income attributable to common shareholders	$2,147	$1,309	$750	$918	$(855)	$4,269

(1) Refer to Business Segment Review section of the Bank’s Q2, 2023 Quarterly Report to Shareholders.

Scotiabank Second Quarter Press Release 2023 9

Reconciliation of reported and adjusted results by business line

	For the six months ended April 30, 2022(1)

($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other	Total
Reported net income (loss)	$2,380	$1,311	$824	$1,049	$(77)	$5,487
Net income attributable to non-controlling interests in subsidiaries (NCI)	-	161	5	-	-	166

Reported net income attributable to equity holders	2,380	1,150	819	1,049	(77)	5,321
Reported net income attributable to preferred shareholders and other equity instrument holders	4	5	2	3	104	118

Reported net income attributable to common shareholders	$2,376	$1,145	$817	$1,046	$(181)	$5,203

Adjustments
Adjusting items impacting non-interest expenses (Pre-tax)
Amortization of acquisition-related intangible assets	11	20	18	-	-	49

Total non-interest expenses adjustments (Pre-tax)	11	20	18	-	-	49

Total impact of adjusting items on net income before taxes	11	20	18	-	-	49
Impact of adjusting items on income tax expense	(3)	(5)	(5)	-	-	(13)

Total impact of adjusting items on net income	8	15	13	-	-	36

Total impact of adjusting items on net income attributable to equity holders and common shareholders	8	15	13	-	-	36

Adjusted net income (loss)	$2,388	$1,326	$837	$1,049	$(77)	$5,523

Adjusted net income attributable to equity holders	$2,388	$1,165	$832	$1,049	$(77)	$5,357

Adjusted net income attributable to common shareholders	$2,384	$1,160	$830	$1,046	$(181)	$5,239

(1) Refer to Business Segment Review section of the Bank’s Q2, 2023 Quarterly Report to Shareholders.

10 Scotiabank Second Quarter Press Release 2023

Reconciliation of International Banking’s reported, adjusted and constant dollar results

International Banking business segment results are analyzed on a constant dollar basis which is a non-GAAP measure. Under the constant dollar basis, prior period amounts are recalculated using current period average foreign currency rates. The following table presents the reconciliation between reported, adjusted and constant dollar results for International Banking for prior periods. The Bank believes that constant dollar is useful for readers to understand business performance without the impact of foreign currency translation and is used by management to assess the performance of the business segment.

Reported Results	For the three months ended						For the six months ended
($ millions)	January 31, 2023			April 30, 2022			April 30, 2022
(Taxable equivalent basis)	Reported	Foreign exchange	Constant dollar	Reported	Foreign exchange	Constant dollar	Reported	Foreign exchange	Constant dollar
Net interest income	$1,899	$(73)	$1,972	$1,687	$(140)	$1,827	$3,335	$(245)	$3,580
Non-interest income	802	(35)	837	720	(5)	725	1,469	16	1,453

Total revenue	2,701	(108)	2,809	2,407	(145)	2,552	4,804	(229)	5,033
Provision for credit losses	404	(18)	422	276	(16)	292	550	(33)	583
Non-interest expenses	1,436	(51)	1,487	1,268	(84)	1,352	2,553	(149)	2,702
Income tax expense	169	(2)	171	182	(3)	185	390	(2)	392

Net income	$692	$(37)	$729	$681	$(42)	$723	$1,311	$(45)	$1,356

Net income attributable to non-controlling interest in subsidiaries (NCI)	$38	$(2)	$40	$76	$(5)	$81	$161	$(6)	$167
Net income attributable to equity holders of the Bank	$654	$(35)	$689	$605	$(37)	$642	$1,150	$(39)	$1,189

Other measures
Average assets ($ billions)	$228	$(9)	$237	$204	$(16)	$220	$200	$(5)	$205
Average liabilities ($ billions)	$169	$(7)	$176	$149	$(12)	$161	$146	$(10)	$156

Adjusted Results	For the three months ended						For the six months ended
($ millions)	January 31, 2023			April 30, 2022			April 30, 2022
(Taxable equivalent basis)	Adjusted	Foreign exchange	Constant dollar adjusted	Adjusted	Foreign exchange	Constant dollar adjusted	Adjusted	Foreign exchange	Constant dollar adjusted
Net interest income	$1,899	$(73)	$1,972	$1,687	$(140)	$1,827	$3,335	$(245)	$3,580
Non-interest income	802	(35)	837	720	(5)	725	1,469	16	1,453

Total revenue	2,701	(108)	2,809	2,407	(145)	2,552	4,804	(229)	5,033
Provision for credit losses	404	(18)	422	276	(16)	292	550	(33)	583
Non-interest expenses	1,426	(51)	1,477	1,258	(83)	1,341	2,533	(148)	2,681
Income tax expense	172	(1)	173	184	(4)	188	395	(2)	397

Net income	$699	$(38)	$737	$689	$(42)	$731	$1,326	$(46)	$1,372

Net income attributable to NCI	$38	$(2)	$40	$76	$(5)	$81	$161	$(7)	$168
Net income attributable to equity holders of the Bank	$661	$(36)	$697	$613	$(37)	$650	$1,165	$(39)	$1,204

Return on equity

Return on equity is a profitability measure that presents the net income attributable to common shareholders (annualized) as a percentage of average common shareholders’ equity.

The Bank attributes capital to its business lines on a basis that approximates 10.5% of Basel III common equity capital requirements which includes credit, market and operational risks and leverage inherent within each business segment.

Return on equity for the business segments is calculated as a ratio of net income attributable to common shareholders (annualized) of the business segment and the capital attributed.

Adjusted return on equity is a non-GAAP ratio which represents adjusted net income attributable to common shareholders (annualized) as a percentage of average common shareholders’ equity.

Scotiabank Second Quarter Press Release 2023 11

Forward-looking statements

From time to time, our public communications include oral or written forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission (“SEC”), or in other communications. In addition, representatives of the Bank may include forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may include, but are not limited to, statements made in this document, the Management’s Discussion and Analysis in the Bank’s 2022 Annual Report under the headings “Outlook” and in other statements regarding the Bank’s objectives, strategies to achieve those objectives, the regulatory environment in which the Bank operates, anticipated financial results, and the outlook for the Bank’s businesses and for the Canadian, U.S. and global economies. Such statements are typically identified by words or phrases such as “believe,” “expect,” “foresee,” “forecast,” “anticipate,” “intend,” “estimate,” “plan,” “goal,” “target,” “project,” “commit,” “objective,” and similar expressions of future or conditional verbs, such as “will,” “may,” “should,” “would,” “might,” “can” and “could” and positive and negative variations thereof.

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct and that our financial performance objectives, vision and strategic goals will not be achieved. We caution readers not to place undue reliance on these statements as a number of risk factors, many of which are beyond our control and effects of which can be difficult to predict, could cause our actual results to differ materially from the expectations, targets, estimates or intentions expressed in such forward-looking statements.

The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: general economic and market conditions in the countries in which we operate; changes in currency and interest rates; increased funding costs and market volatility due to market illiquidity and competition for funding; the failure of third parties to comply with their obligations to the Bank and its affiliates; changes in monetary, fiscal, or economic policy and tax legislation and interpretation; changes in laws and regulations or in supervisory expectations or requirements, including capital, interest rate and liquidity requirements and guidance, and the effect of such changes on funding costs; changes to our credit ratings; the possible effects on our business of war or terrorist actions and unforeseen consequences arising from such actions; operational and infrastructure risks; reputational risks; the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services, and the extent to which products or services previously sold by the Bank require the Bank to incur liabilities or absorb losses not contemplated at their origination; our ability to execute our strategic plans, including the successful completion of acquisitions and dispositions, including obtaining regulatory approvals; critical accounting estimates and the effect of changes to accounting standards, rules and interpretations on these estimates; global capital markets activity; the Bank’s ability to attract, develop and retain key executives; the evolution of various types of fraud or other criminal behaviour to which the Bank is exposed; disruptions in or attacks (including cyber-attacks) on the Bank’s information technology, internet, network access, or other voice or data communications systems or services; increased competition in the geographic and business areas in which we operate, including through internet and mobile banking and non-traditional competitors; exposure related to significant litigation and regulatory matters; climate change and other environmental and social risks, including sustainability that may arise, including from the Bank’s business activities; the occurrence of natural and unnatural catastrophic events and claims resulting from such events; inflationary pressures; Canadian housing and household indebtedness; the emergence of widespread health emergencies or pandemics, including the magnitude and duration of the COVID-19 pandemic and its impact on the global economy, financial market conditions and the Bank’s business, results of operations, financial condition and prospects; and the Bank’s anticipation of and success in managing the risks implied by the foregoing. A substantial amount of the Bank’s business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank’s financial results, businesses, financial condition or liquidity. These and other factors may cause the Bank’s actual performance to differ materially from that contemplated by forward-looking statements. The Bank cautions that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results, for more information, please see the “Risk Management” section of the Bank’s 2022 Annual Report, as may be updated by quarterly reports.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2022 Annual Report under the headings “Outlook”, as updated by quarterly reports. The “Outlook” and “2023 Priorities” sections are based on the Bank’s views and the actual outcome is uncertain. Readers should consider the above-noted factors when reviewing these sections. When relying on forward-looking statements to make decisions with respect to the Bank and its securities, investors and others should carefully consider the preceding factors, other uncertainties and potential events.

Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank’s shareholders and analysts in understanding the Bank’s financial position, objectives and priorities, and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. Except as required by law, the Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf.

Additional information relating to the Bank can be located on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.

12 Scotiabank Second Quarter Press Release 2023

Shareholders Information

Dividend and Share Purchase Plan

Scotiabank’s Shareholder Dividend and Share Purchase Plan allows common and preferred shareholders to purchase additional common shares by reinvesting their cash dividend without incurring brokerage or administrative fees. As well, eligible shareholders may invest up to $20,000 each fiscal year to purchase additional common shares of the Bank. All administrative costs of the plan are paid by the Bank. For more information on participation in the plan, please contact the transfer agent.

Website

For information relating to Scotiabank and its services, visit us at our website: www.scotiabank.com.

Conference Call and Web Broadcast

The quarterly results conference call will take place on May 24, 2023, at 7:15 am ET and is expected to last approximately one hour. Interested parties are invited to access the call live, in listen-only mode, by telephone at 416-641-6104 or toll-free, at 1-800-952-5114 using ID 8016393# (please call shortly before 7:15 am ET). In addition, an audio webcast, with accompanying slide presentation, may be accessed via the Investor Relations page at www.scotiabank.com/ca/en/about/investors-shareholders.html.

Following discussion of the results by Scotiabank executives, there will be a question and answer session. A telephone replay of the conference call will be available from May 24, 2023, to June 30, 2023, by calling 905-694-9451 or 1-800-408-3053 (North America toll-free) and entering the access code 1127377#.

Additional Information

Investors:

Financial Analysts, Portfolio Managers and other Institutional Investors requiring financial information, please contact Investor Relations, Finance Department:

    Scotiabank

    40 Temperance Street

    Toronto, Ontario, Canada M5H 0B4

    Telephone: (416) 775-0798

    E-mail: investor.relations@scotiabank.com

Global Communications:

    Scotiabank

    40 Temperance Street,

    Toronto, Ontario Canada M5H 0B4

    E-mail: corporate.communications@scotiabank.com

Shareholders:

For enquiries related to changes in share registration or address, dividend information, lost share certificates, estate transfers, or to advise of duplicate mailings, please contact the Bank’s transfer agent:

    Computershare Trust Company of Canada

    100 University Avenue, 8th Floor

    Toronto, Ontario, Canada M5J 2Y1

    Telephone: 1-877-982-8767

    E-mail: service@computershare.com

    Co-Transfer Agent (U.S.A.)

    Computershare Trust Company, N.A.

    Overnight Mail Delivery:

    Computershare

    C/O: Shareholder Services

    462 South 4th Street, Suite 1600

    Louisville, KY 40202

    First Class, Registered or Certified Mail Delivery:

    Computershare

    C/O: Shareholder Services

    P.O. Box 505000

Scotiabank Second Quarter Press Release 2023 13

    Louisville, KY 40233-5000

    Tel: 1-800-962-4284

    E-mail: service@computershare.com

    For other shareholder enquiries, please contact the Corporate Secretary’s Department:

    Scotiabank

    40 Temperance Street

    Toronto, Ontario, Canada M5H 0B4

    Telephone: (416) 866-3672

    E-mail: corporate.secretary@scotiabank.com

Rapport trimestriel disponible en français

Le Rapport annuel et les états financiers de la Banque sont publiés en français et en anglais et distribués aux actionnaires dans la version de leur choix. Si vous préférez que la documentation vous concernant vous soit adressée en français, veuillez en informer Relations avec les investisseurs, La Banque de Nouvelle-Écosse, 40, rue Temperance, Toronto (Ontario), Canada M5H 0B4, en joignant, si possible, l’étiquette d’adresse, afin que nous puissions prendre note du changement.

Contact Information

    John McCartney

    Scotiabank Investor Relations

    (416) 863-7579

    Sophia Saeed

    Scotiabank Investor Relations

    (416) 933-8869

14 Scotiabank Second Quarter Press Release 2023